SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        CAPITAL SENIOR LIVING CORPORATION
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    140475104
                                 (CUSIP Number)

                                 James A. Stroud
                                    Chairman
                        Capital Senior Living Corporation
                         14160 Dallas Parkway, Suite 300
                                  Dallas, Texas
                                 (972) 770-5600
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 8
                                                                    Schedule 13D

CUSIP No. 140475104

1        NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF REPORTING PERSON:

                           James A. Stroud

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions):
                  (a)           (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions): PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:          United States


NUMBER OF SHARES           7.  SOLE VOTING POWER         182,110 (1)
BENEFICIALLY OWNED                                       -----------------
BY EACH REPORTING          8.  SHARED VOTING POWER       5,119,850 (1) (2)
PERSON  WITH                                             -----------------
                           9.  SOLE DISPOSITIVE POWER    182,110 (1)
                                                         -----------------
                          10. SHARED DISPOSITIVE         5,119,850 (1) (2)
                              POWER                      -----------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  5,119,850 (1) (2)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 25.8% (3)

14.      TYPE OF REPORTING PERSON (See Instructions):    IN



--------------------------
(1) Includes 127,110 shares that are subject to options that are presently exercisable by James A. Stroud ("Stroud"), including 36,355 shares subject to options which vest within 60 days of the date hereof. Does not include 87,299 shares subject to options that are neither presently exercisable by Stroud nor exercisable within 60 days of the date hereof.

(2) Because James A. Stroud ("Stroud") is the trustee and sole beneficiary of Senior Living Trust, a trust administered under the laws of the State of Texas (the "Trust") and, thus, controls the Trust, Stroud is deemed to share voting and dispositive power with the Trust. In addition, as the Trust is the general partner of Autumnwood, Ltd. ("Autumnwood"), a Texas limited partnership, and Stroud is the trustee and sole beneficiary of the Trust, and, thus, indirectly controls Autumnwood, Stroud is deemed to share voting and dispositive power with Autumnwood. Further, because Stroud is the Chief Executive Officer of the James A. Stroud Foundation (the "Foundation"), and, thus, controls the Foundation, Stroud is deemed to share voting and dispositive power with the Foundation.

(3) Based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof.

                                                                     Page 3 of 8
                                                                    Schedule 13D

CUSIP No. 140475104

1        NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF REPORTING PERSON:

                           Senior Living Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions):
                  (a)                (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions):   AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Texas


NUMBER OF SHARES           7.  SOLE VOTING POWER          4,234,925
BENEFICIALLY OWNED                                        -----------------
BY EACH REPORTING          8.  SHARED VOTING POWER        5,119,850 (1) (2)
PERSON  WITH                                              -----------------
                           9.  SOLE DISPOSITIVE POWER     4,234,925
                                                          -----------------
                          10. SHARED DISPOSITIVE          5,119,850 (1) (2)
                              POWER                       -----------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  5,119,850 (1) (2)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 25.8% (3)

14.      TYPE OF REPORTING PERSON (See Instructions): OO


--------------------------
(1) Includes 127,110 shares that are subject to options that are presently exercisable by James A. Stroud ("Stroud"), including 36,355 shares subject to options which vest within 60 days of the date hereof. Does not include 87,299 shares subject to options that are neither presently exercisable by Stroud nor exercisable within 60 days of the date hereof.

(2) Because James A. Stroud ("Stroud") is the trustee and sole beneficiary of Senior Living Trust, a trust administered under the laws of the State of Texas (the "Trust") and, thus, controls the Trust, Stroud is deemed to share voting and dispositive power with the Trust. In addition, as the Trust is the general partner of Autumnwood, Ltd. ("Autumnwood"), a Texas limited partnership, and Stroud is the trustee and sole beneficiary of the Trust, and, thus, indirectly controls Autumnwood, Stroud is deemed to share voting and dispositive power with Autumnwood. Further, because Stroud is the Chief Executive Officer of the James A. Stroud Foundation (the "Foundation"), and, thus, controls the Foundation, Stroud is deemed to share voting and dispositive power with the Foundation.

(3) Based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof.

                                                                     Page 4 of 8
                                                                    Schedule 13D
CUSIP No. 140475104


1        NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF REPORTING PERSON:

                           Autumnwood, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions):
                  (a)             (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions): AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Texas



NUMBER OF SHARES           7.  SOLE VOTING POWER          600,000
BENEFICIALLY OWNED                                        -----------------
BY EACH REPORTING          8.  SHARED VOTING POWER        5,119,850 (1) (2)
PERSON  WITH                                              -----------------
                           9.  SOLE DISPOSITIVE POWER     600,000
                                                          -----------------
                          10. SHARED DISPOSITIVE          5,119,850 (1) (2)
                              POWER                       -----------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  5,119,850 (1) (2)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 25.8% (3)

14.      TYPE OF REPORTING PERSON (See Instructions): PN


--------------------------
(1) Includes 127,110 shares that are subject to options that are presently exercisable by James A. Stroud ("Stroud"), including 36,355 shares subject to options which vest within 60 days of the date hereof. Does not include 87,299 shares subject to options that are neither presently exercisable by Stroud nor exercisable within 60 days of the date hereof.

(2) Because James A. Stroud ("Stroud") is the trustee and sole beneficiary of Senior Living Trust, a trust administered under the laws of the State of Texas (the "Trust") and, thus, controls the Trust, Stroud is deemed to share voting and dispositive power with the Trust. In addition, as the Trust is the general partner of Autumnwood, Ltd. ("Autumnwood"), a Texas family limited partnership, and Stroud is the trustee and sole beneficiary of the Trust, and, thus, indirectly controls Autumnwood, Stroud is deemed to share voting and dispositive power with Autumnwood. Further, because Stroud is the Chief Executive Officer of the James A. Stroud Foundation (the "Foundation"), and, thus, controls the Foundation, Stroud is deemed to share voting and dispositive power with the Foundation.

(3) Based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof.

                                                                     Page 5 of 8
                                                                    Schedule 13D
CUSIP No. 140475104

1        NAME OF REPORTING PERSON
         IRS IDENTIFICATION NO. OF REPORTING PERSON:

                           James A. Stroud Foundation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions):
                  (a)               (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (See Instructions):AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e):   [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Texas


NUMBER OF SHARES           7.  SOLE VOTING POWER          4,234,925
BENEFICIALLY OWNED                                        -----------------
BY EACH REPORTING          8.  SHARED VOTING POWER        5,119,850 (1) (2)
PERSON  WITH                                              -----------------
                           9.  SOLE DISPOSITIVE POWER     4,234,925
                                                          -----------------
                          10. SHARED DISPOSITIVE          5,119,850 (1) (2)
                              POWER                       -----------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  5,119,850 (1) (2)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 25.8% (3)

14.      TYPE OF REPORTING PERSON (See Instructions): OO


--------------------------
(1) Includes 127,110 shares that are subject to options that are presently exercisable by James A. Stroud ("Stroud"), including 36,355 shares subject to options which vest within 60 days of the date hereof. Does not include 87,299 shares subject to options that are neither presently exercisable by Stroud nor exercisable within 60 days of the date hereof.

(2) Because James A. Stroud ("Stroud") is the trustee and sole beneficiary of Senior Living Trust, a trust administered under the laws of the State of Texas (the "Trust") and, thus, controls the Trust, Stroud is deemed to share voting and dispositive power with the Trust. In addition, as the Trust is the general partner of Autumnwood Ltd. ("Autumnwood"), a Texas limited partnership, and Stroud is the trustee and sole beneficiary of the Trust, and, thus, indirectly controls Autumnwood, Stroud is deemed to share voting and dispositive power with Autumnwood. Further, because Stroud is the Chief Executive Officer of the James A. Stroud Foundation (the "Foundation"), and, thus, controls the Foundation, Stroud is deemed to share voting and dispositive power with the Foundation.

(3) Based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof.

                                                                     Page 6 of 8
                                                                    Schedule 13D
CUSIP No. 140475104


SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capital Senior Living Corporation, a Delaware corporation ("CSLC"). The address of the principal executive offices of CSLC is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

Item 2.  Identity and Background

         This Schedule 13D is being filed by James A. Stroud ("Stroud"), a United States citizen, Senior Living Trust (the "Trust"), a trust administered under the laws of the State of Texas, Autumnwood, Ltd. ("Autumnwood"), a Texas limited partnership, and James A. Stroud Foundation (the "Foundation"), a Texas non-profit corporation. The business address of Stroud, the Trust, Autumnwood and the Foundation is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240. The principal business of the Trust is for investment purposes. The principal business of Autumnwood is real estate operations and investments. The principal business of the Foundation is educational and charitable support.

         Stroud is the Chairman and Secretary of CSLC, as well a the Chairman of the Board of Directors of CSLC, and serves as the trustee and sole beneficiary of the Trust. In addition, the Trust serves as the general partner of Autumnwood, and Stroud serves as the Chief Executive Officer of the Foundation.

         During the last five years, neither Stroud, the Trust, Autumnwood nor the Foundation have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Stroud's acquisition of the Common Stock of CSLC for his own benefit, and for the benefit of the Trust, Autumnwood and the Foundation, was made with his personal funds. Stroud's total acquisition of shares of Common Stock for his own benefit, and for the benefit of the Trust, Autumnwood and the Foundation, since Stroud filed a Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on February 13, 1998, consisted of 579,400 shares of Common Stock for an aggregate purchase price of approximately $1.55 million All such shares of Common Stock were acquired in the open market. Stroud's disposition of shares of Common Stock was likewise made in the open market. Reference is made to Item 5.

Item 4.  Purpose of the Transaction

         Stroud is an original co-founder of CSLC and is its current Chairman and Secretary. Since CSLC's inception he has been, directly or indirectly, along with the other co-founder, CSLC's largest individual stockholder. Stroud and the Trust previously reported their respective holdings of Common Stock on Schedule 13(G), filed with the Securities and Exchange Commission ("SEC") on February 13, 1998. In addition, Stroud will report his holdings of options to acquire shares of Common Stock granted by the Company pursuant to various stock option plans on Form 5s with the SEC on or before February 14, 2001. However, due to a series of transactions over the course of approximately one and one-half years, for which acquisitions of shares of common stock total in excess of two percent of the outstanding shares of common stock of CSLC, as more fully described in Item 5 and Appendix A, Stroud, the Trust, Autumnwood and the Foundation are now reporting their holdings on Schedule 13(D). Depending upon market conditions and other matters they may deem material, Stroud, the Trust, Autumnwood and the Foundation may acquire or dispose of additional shares of Common Stock of CSLC, so long as it meets their personal investment criteria. Except as set forth in this Item 4, neither Stroud, the Trust, Autumnwood nor the Foundation have any present plans which would result in any of the actions enumerated in clauses (a)
- (j) of Item 4 of Schedule 13(D).

Item 5.  Interest in Securities of the Issuer

(a) Number and Percentage of Securities Owned: Stroud is the direct beneficial owner of 55,000 shares of Common Stock , and has options that are presently exercisable or exercisable within 60 days from the date hereof to acquire an additional 127,110 shares of Common Stock. In addition, Stroud is the indirect beneficial owner of (i) 4,234,925 shares of Common Stock through his position as trustee and sole beneficiary of the Trust, (ii) 600,000 shares of Common Stock as trustee and sole beneficiary of the Trust which serves as the general partner of Autumnwood, and (iii) 102,815 shares of Common Stock through his position as Chief Executive Officer of the Foundation. In the aggregate Stroud holds shares of Common Stock, directly or indirectly, representing 25.8% of the shares of

                                                                     Page 7 of 8
                                                                    Schedule 13D
CUSIP No. 140475104





Common Stock of CSLC outstanding (based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof).

         The Trust is the direct beneficial owner of 4,234,925 shares of Common Stock of CSLC representing, 21.3% of the shares of Common Stock of CSLC outstanding (based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof).

         Autumnwood is the direct beneficial owner of 600,000 shares of Common Stock of CSLC representing, 3.0% of the shares of Common Stock of CSLC outstanding (based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof).

         The Foundation is the direct beneficial owner of 102,815 shares of Common Stock of CSLC representing, less than 1% of the shares of Common Stock of CSLC outstanding (based on 19,844,457 shares of common stock outstanding that is comprised of (i) 19,717,347 shares of common stock issued and outstanding as of November 13, 2000, as determined from information reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000, and (ii) 127,110 shares of common stock that are subject to options that are presently exercisable by Stroud, including 36,355 shares of common stock subject to options which vest within 60 days of the date hereof).

          (b) Type of Ownership: Stroud, the Trust, Autumnwood and the Foundation have the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock of CSLC beneficially owned by each. However, by virtue of the fact that Stroud is the (i) trustee and sole beneficiary of the Trust, (ii) trustee and sole beneficiary of the Trust which serves as the general partner of Autumnwood, and
(iii) Chief Executive Officer of the Foundation, Stroud is deemed to share voting and dispositive power of the shares of Common Stock of CSLC beneficially owned by the Trust, Autumnwood and the Foundation.

         (c)      Transactions in Securities:  See attached Appendix A.
                  --------------------------

         (d) Right to Receive Dividends: With the exception of Stroud, the Trust, Autumnwood and the Foundation (collectively, the Reporting Persons"), no one else does, or may be deemed to, share the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of CSLC.

         (e)      Cessation of Beneficial Ownership:  Not applicable.
                  ---------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as provided in this Statement, neither Stroud nor, to the best of Stroud's knowledge, the Trust, Autumnwood or the Foundation has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CSLC, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1.   Joint Filing Agreement

                                                                     Page 8 of 8
                                                                    Schedule 13D
CUSIP No. 140475104





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2001.

                                           JAMES A. STROUD

                                           By:      /s/ James A. Stroud
                                              ---------------------------------
                                           Name:    James A. Stroud

                                           SENIOR LIVING TRUST


                                           By:      /s/ James A. Stroud
                                              ---------------------------------
                                           Name:    James A. Stroud
                                           Title:   Trustee

                                           AUTUMNWOOD, LTD.

                                           By:      Senior Living Trust,
                                                    its general partner

                                           By:      /s/ James A. Stroud
                                              ---------------------------------
                                           Name:    James A. Stroud
                                           Title:   Trustee

                                           JAMES A. STROUD FOUNDATION

                                           By:      /s/ James A. Stroud
                                              ---------------------------------
                                           Name:    James A. Stroud
                                           Title:   Chief Executive Officer


                                   APPENDIX A

           TRANSACTIONS IN THE ISSUERS' STOCK SINCE FEBRUARY 14, 1998


                           PURCHASE                  NUMBER OF                  AVERAGE COST
PURCHASER                  DATE                      SHARES                     PER SHARE
---------                  ----------------          -------------              ---------



Trust                      9/19/00                   19,000                     $3.41
Trust                      9/18/00                   1,300                      $3.38
Trust                      9/8/00                    100                        $3.31
Trust                      9/7/00                    5,000                      $3.28
Trust                      9/5/00                    13,000                     $3.19
Trust                      9/1/00                    13,500                     $3.19
Trust                      8/31/00                   11,000                     $3.19
Trust                      8/29/00                   2,000                      $3.68
Trust                      8/25/00                   7,700                      $3.13
Trust                      8/24/00                   55,200                     $3.00
Trust                      8/23/00                   1,600                      $2.88
Trust                      6/23/00                   150,000                    $2.63
Trust                      6/21/00                   200,000                    $2.50
Trust                      5/25/00                   100,000                    $2.50


                           SALE                      NUMBER OF                  AVERAGE SALE PRICE
SELLER                     DATE                      SHARES                     PER SHARE
------                     ----                      ------                     ---------

Trust                      8/20/99                   18,667                     $9.06
Trust                      8/11/99                   26,667                     $8.50


EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, the entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $.01 per share, of Capital Senior Living Corporation and further agree that this Joint Filing Agreement is included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement.

                                                JAMES A. STROUD


                                                By:      /s/ James A. Stroud
                                                   ----------------------------
                                                Name:    James A. Stroud

                                                SENIOR LIVING TRUST


                                                 By:      /s/ James A. Stroud
                                                    ---------------------------
                                                 Name:    James A. Stroud
                                                 Title:   Trustee

                                                 AUTUMNWOOD, LTD.

                                                 By:      Senior Living Trust,
                                                          its general partner

                                                 By:      /s/ James A. Stroud
                                                    ---------------------------
                                                 Name:    James A. Stroud
                                                 Title:   Trustee

                                                 JAMES A. STROUD FOUNDATION

                                                 By:      /s/ James A. Stroud
                                                    ---------------------------
                                                 Name:    James A. Stroud
                                                 Title:   Chief Executive
                                                          Officer